UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): May 3, 2021 (April 30, 2021)

CF FINANCE ACQUISITION CORP. III
(Exact name of registrant as specified in its charter)

Delaware	001-39699	37-1827430
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

110 East 59th Street, New York, NY 10022

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (212) 938-5000

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-third of one redeemable warrant	CFACU	The Nasdaq Stock Market
Class A common stock, par value $0.0001 per share	CFAC	The Nasdaq Stock Market
Redeemable warrants, exercisable for Class A common stock at an exercise price of $11.50 per share	CFACW	The Nasdaq Stock Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement

Amendment to Merger Agreement

As previously disclosed, CF Finance Acquisition Corp. III, a Delaware corporation (“CF III”), Meliora Merger Sub, Inc., a Delaware corporation and a wholly-owned direct subsidiary of CF III (“Merger Sub”), and AEye, Inc., a Delaware corporation (“AEye”), entered into an Agreement and Plan of Merger on February 17, 2021 (the “Original Merger Agreement”), pursuant to which Merger Sub will merge with and into AEye with AEye surviving such merger and becoming a wholly-owned subsidiary of CF III (the “Merger”).

On April 30, 2021, CF III, Merger Sub and AEye entered into Amendment to the Original Merger Agreement (the “Merger Agreement Amendment” and together with the Original Merger Agreement, the “Merger Agreement”), which decreased the aggregate merger consideration (excluding the aggregate exercise price of in-the-money options and warrants) from $1.9 billion to $1.52 billion.

The Merger Agreement Amendment is filed as Exhibit 2.1 to this Current Report on Form 8-K and the foregoing description is qualified in its entirety by reference to the full text of the Merger Agreement Amendment.

Amendment to Sponsor Support Agreement and Promissory Note

In connection, and concurrently, with the execution of the Merger Agreement Amendment, CF III, CF Finance Holdings III, LLC, CF III’s sponsor (the “Sponsor”), and AEye entered into Amendment to the Sponsor Support Agreement (the “Sponsor Support Amendment”). Pursuant to the Sponsor Support Amendment, the Sponsor extended the deadline for CF III to consummate its initial business combination from May 17, 2021 to September 17, 2021, by depositing an additional $0.10 per share into CF III’s trust account (such amount, the “First Extension Funding”) in accordance with the amended and restated certificate of incorporation of CF III and the trust agreement, dated as of November 12, 2020, between CF III and Continental Stock Transfer & Trust Company so that the trust now has $10.10 per share. The Sponsor has also agreed, if the Merger has not been consummated by September 17, 2021, to fund the additional amount needed to further extend the deadline from September 17, 2021 to January 17, 2022. In connection with the First Extension Funding, CF III issued a non-interest bearing, unsecured promissory note to the Sponsor (the “Promissory Note”).

The Sponsor Support Amendment and the Promissory Note are filed as Exhibits 10.1 and 10.3, respectively, to this Current Report on Form 8-K, and the foregoing description is qualified in its entirety by reference to the full text of the Sponsor Support Amendment and the Promissory Note.

Amended and Restated Stockholder Support Agreement

In connection, and concurrently, with the execution of the Merger Agreement Amendment, CF III, AEye and certain AEye stockholders entered into an Amended and Restated Stockholder Support Agreement (the “A&R Stockholder Support Agreement”) which reaffirmed the applicable AEye stockholders’ obligations under the Stockholder Support Agreement dated February 17, 2021 and the lock-up agreements entered into by such stockholders, including, among other things, the agreement (i) not to transfer, and to vote their shares of AEye capital stock in favor of the Merger Agreement (including by execution of a written consent), the Merger and the other transactions contemplated by the Merger Agreement, (ii) to consent to the termination of certain stockholder agreements with AEye, effective at closing of the Merger, and (iii) release the Sponsor, CF III, AEye and its subsidiaries from pre-closing claims relating to their capacity as stockholders, subject to customary exceptions. The AEye stockholders party to the A&R Stockholder Support Agreement collectively have a sufficient number of votes to approve the Merger.

The A&R Stockholder Support Agreement and all of its provisions will terminate and be of no further force or effect upon the earlier of the closing of the Merger and termination of the Merger Agreement pursuant to its terms. Upon such termination of the A&R Stockholder Support Agreement, all obligations of the parties under the A&R Stockholder Support Agreement will terminate; provided, however, that such termination will not relieve any party thereto from liability arising in respect of any breach of the A&R Stockholder Support Agreement prior to such termination.

A form of the A&R Stockholder Support Agreement is filed as Exhibit 10.2 to this Current Report on Form 8-K, and the foregoing description thereof is qualified in its entirety by reference to the full text of the form of A&R Stockholder Support Agreement.

Item 7.01 Regulation FD Disclosure

On May 3, 2021, CF III and AEye issued a press release announcing the Merger Agreement Amendment. A copy of the press release is furnished as Exhibit 99.1 hereto.

CF III hereby furnishes the information in this Item 7.01 and Exhibit 99.1 attached hereto. This information is not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended (the “Securities Act”), in each case, whether made before or after the date hereof, regardless of any general incorporation language in such filing. Other documents filed with the Securities and Exchange Commission (the “SEC”) shall not incorporate this information by reference, except as otherwise expressly stated in such filing.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1*	Amendment to Merger Agreement dated April 30, 2021, by and among CF III, Merger Sub and AEye.

10.1	Amendment to Sponsor Support Agreement dated April 30, 2021, by and among CF III, the Sponsor and AEye.

10.2	Form of Amended and Restated Stockholder Support Agreement dated April 30, 2021, by and among CF III, AEye, and certain stockholders of AEye.

10.3	Promissory Note dated April 30, 2021, issued to the Sponsor.

99.1	Press Release of CF III and AEye dated May 3, 2021, announcing Merger Agreement Amendment.

*	The exhibits to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). CF III agrees to furnish supplementally a copy of any omitted exhibit to the SEC upon its request; however, the Registrant may request confidential treatment of omitted items.

Important Information and Where to Find It

This Current Report on Form 8-K relates to a proposed transaction between CF III and AEye. This Current Report on Form 8-K does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transaction described herein, CF III intends to file relevant materials with the SEC, including a registration statement on Form S-4, which will include a proxy statement/prospectus. The proxy statement/ prospectus will be sent to all CF III stockholders. CF III also will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of CF III are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by CF III through the website maintained by the SEC at www.sec.gov or by directing a request to CF III to 110 East 59th Street, New York, NY 10022 or via email at CFFinanceIII@cantor.com or at (212) 938-5000.

Participants in the Solicitation

CF III and AEye and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from CF III’s stockholders in connection with the proposed transaction. Information about CF III’s directors and executive officers and their ownership of CF III’s securities is set forth in CF III’s filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Non-Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential Transactions and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of CF III or AEye, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the proposed transactions and CF III. Such forward-looking statements include, but are not limited to, statements regarding the closing of the combination and the expectations, hopes, beliefs, intentions, plans, prospects or strategies regarding the business combination, and future business plans of the AEye and CF III management teams, including AEye’s products, revenue growth and financial performance, facilities, product expansion and services. Forward-looking statements are sometimes accompanied by words such as “believe,” “continue,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “predict,” “plan,” “may,” “should,” “will,” “would,” “potential,” “seem,” “seek,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These statements are based on various assumptions, whether or not identified in this Current Report on Form 8-K. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of CF III and AEye. Many factors could cause actual future events to differ from the forward-looking statements in this Current Report on Form 8-K, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of CF III’s securities, (ii) the risk that the transaction may not be completed by CF III’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by CF III, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval by the stockholders of CF III, the satisfaction of the minimum trust account amount following any redemptions by CF III’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the transaction, (v) the inability to complete the PIPE Investments, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on AEye’s business relationships, operating results, and business generally, (viii) risks that the transaction disrupt current plans and operations of AEye and potential difficulties in AEye employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against AEye or against CF III related to the Merger Agreement or the transaction, (x) the ability to maintain the listing of CF III stock on the Nasdaq Stock Market, (xi) volatility in the price of CF III’s securities, (xii) changes in competitive and regulated industries in which AEye operates, variations in operating performance across competitors, changes in laws and regulations affecting AEye’s business and changes in the combined capital structure, (xiii) the ability to implement business plans, forecasts, and other expectations after the completion of the transaction, and identify and realize additional opportunities, (xiv) the potential inability of AEye to increase its manufacturing capacity or to achieve efficiencies regarding its manufacturing process or other costs, (xv) the enforceability of AEye’s intellectual property, including its patents and the potential infringement on the intellectual property rights of others, (xvi) the risk of downturns and a changing regulatory landscape in the highly competitive industry in which AEye operates, (xvii) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions, and (xviii) the potential inability of AEye to enter into definitive agreements, partnerships or other commitments with original equipment manufacturers, contract manufacturers, suppliers and other strategic partners. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of CF III’s Registration Statement on Form S-1, the registration statement that includes a proxy statement/prospectus on Form S-4 and other documents filed by CF III from time to time with the SEC (including CF III’s periodic filings). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and AEye and CF III assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither AEye nor CF III gives any assurance that either AEye or CF III will achieve its expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CF FINANCE ACQUISITION CORP. III

By:	/s/ Howard W. Lutnick
	Name:	Howard W. Lutnick
	Title:	Chief Executive Officer

Dated: May 3, 2021

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